July 19, 2017

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Denny’s Corporation
Form 10-K for the Fiscal Year Ended December 28, 2016
Filed February 27, 2017
File No. 000-18051

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Denny’s Corporation to the comments set forth in your letter dated July 7, 2017. For your convenience, your comments have been reproduced in their entirety followed by our responses.

Form 10-K for the year ended December 28, 2016

Note 10. Long-Term Debt, page F-20

1.
We note you disclose the credit facility has negative covenants that are usual for facilities and transactions of this type, and certain financial covenants with respect to a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. Please disclose whether or not you were in compliance with your financial covenants at the most recent balance sheet date. Also consider disclosing the required minimum ratio for each covenant.

Response:

We were in compliance with all financial covenants as of December 28, 2016. Beginning with our Form 10-Q for the second quarter ending June 28, 2017, we will disclose whether or not we were in compliance with all financial covenants at the most recent balance sheet date.

We do not plan to include the required minimum ratio for each covenant, as this information was previously provided when we filed the Second Amended and Restated Credit Agreement dated as of March 30, 2015 among Denny's, Inc., as the Borrower, Denny's Corporation, as Parent, and Certain Subsidiaries of Parent, as Guarantors, Wells Fargo Bank, National Association, as Administrative Agent and L/C Issuer, Regions Bank and Citizens Bank, National Association, as Co-Syndication Agents, Cadence Bank, N.A. and Fifth Third Bank, as Co- Documentation Agents, and The Other Lenders Party Hereto, Wells Fargo Securities, LLC, Regions Capital Markets, a Division of Regions Bank and Citizens Bank, National Association, as Joint Lead Arrangers and Joint Bookrunners as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended April 1, 2015. We do not believe that this information is a required disclosure, nor that it is material to the financial statement user.

Note 18. Quarterly Data (Unaudited), page F-34

2.
We note that the operating loss recorded in the second quarter of 2016 was significantly different than the operating income recorded in all of the other quarterly periods in 2016 and in 2015. Please revise to include narrative disclosure of any significant unusual or infrequently occurring items, such as, but not limited to, the pension settlement costs that affected the results of operations in your quarterly periods. See guidance in Item 302(a)(3) of Regulation S-K.

Response:

We confirm our understanding of Item 302(a)(3) of Regulation S-K. In our future annual reports on Form 10-K, we will include a discussion of any significant unusual or infrequently occurring items that affect the results of operation in our quarterly periods. By way of example, in the Quarterly Data (Unaudited) table for the year ended December 28, 2016, to be included in our upcoming Form 10-K for the year ended December 27, 2017, we will include the disclosure contained in footnote 1 below:

	Fiscal Year Ended December 28, 2016
	First Quarter	Second Quarter (1)	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
Company restaurant sales	$90,386	$89,210	$93,122	$94,592
Franchise and licensing revenue	34,256	35,105	35,264	35,013
Total operating revenue	124,642	124,315	128,386	129,605
Total operating costs and expenses	106,409	129,148	110,809	113,583
Operating income	$18,233	$(4,833)	$17,577	$16,022
Net income	$9,954	$(11,552)	$9,726	$11,274
Basic net income per share (2)	$0.13	$(0.15)	$0.13	$0.16
Diluted net income per share (2)	$0.13	$(0.15)	$0.13	$0.15

(1)
The results for the second quarter of 2016 include the recognition of a pre-tax settlement loss of $24.3 million related to the Pension Plan liquidation, reflecting the recognition of unamortized actuarial losses that were recorded in accumulated other comprehensive income. In addition, we recognized a $2.1 million tax benefit related to the $24.3 million pre-tax settlement loss.

(2)	Per share amounts do not necessarily sum to the total year amounts due to changes in shares outstanding and rounding.

Form 8-K furnished May 2, 2017

3.
We note in your earnings release furnished on Form 8-K, that you include certain Non-GAAP Financial Measures, including Free Cash Flow, which you define as Adjusted EBITDA less cash portion of interest expense net of interest income, capital expenditures, and cash taxes. Please note that this computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). See Question No. 102.07 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated May 17, 2016. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. Please provide us with any proposed revisions to your disclosure of free cash flow to be included in future filings. Also, Investor Presentations such as the one furnished on Form 8-K on May 17, 2017 and June 6, 2017, should be similarly revised.

Response:

Beginning with our earnings release to be furnished on Form 8-K for the second quarter ending June 28, 2017, we will revise the title of the non-GAAP Financial Measure “Free Cash Flow” to “Adjusted Free Cash Flow.” We will provide the requested explanation and clarification as follows: “We define Adjusted Free Cash Flow for a given period as Adjusted EBITDA less the cash portion of interest expense net of interest income, capital expenditures, and cash taxes. Management believes that the presentation of Adjusted Free Cash Flow provides useful information to investors because it represents a liquidity measure used to evaluate, among other things, operating effectiveness and is used in decisions regarding the allocation of resources.”

4.
We note that in the highlights section at the top of the press release, you disclose company restaurant operating margin and franchise operating margin without giving equal or greater prominence to the most comparable GAAP measure, operating margin. Please revise accordingly. See Question 102.10 of the C&DIs on Non-GAAP Financial Measures, updated May 17, 2016. Also, your reconciliation of company restaurant operating margin and franchise operating margin should begin with the most comparable GAAP measure, operating income, rather than revenue. Please revise accordingly.

5.
Further, because these measures, along with total operating margin, are non-GAAP measures, please revise to include disclosure of why you believe these measures are useful to investors. As part of your disclosure, please clearly indicate the nature of the costs being excluded, that the measure is not indicative of overall results for the company, and that company restaurant operating margin and franchise operating margin do not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measures. See Item 10(e)(1)(c) of Regulation S-K.

Response (to comments 4 and 5):

When we include company restaurant operating margin, franchise operating margin or total operating margin in the highlight section at the top of future earnings releases, we will precede such non-GAAP Financial Measures with the most comparable GAAP measure, operating income. In addition, beginning with our earnings release to be furnished on Form 8-K for the second quarter ending June 28, 2017, we will add the following introductory language and reconciliation table below to our current disclosure. The introduction explains why we believe company restaurant operating margin, franchise operating margin and total operating margin are useful to investors. This explanation addresses the nature of costs excluded from these measures and indicates that these operating margins are not representative of the overall results for the company and do not accrue directly to the benefit of shareholders.

Reconciliation of Operating Income to Non-GAAP Financial Measures

The Company believes that, in addition to GAAP measures, certain other non-GAAP financial measures are appropriate indicators to assist in the evaluation of restaurant-level operating efficiency and performance of ongoing restaurant-level operations. The Company uses Total Operating Margin, Company Restaurant Operating Margin and Franchise Operating Margin internally as performance measures for planning purposes, including the preparation of annual operating budgets, and these three non-GAAP measures are used to evaluate operating effectiveness.

We define Total Operating Margin as operating income excluding the following three items: general and administrative expenses, depreciation and amortization, and operating (gains), losses and other charges, net. We present Total Operating Margin as a percent of total operating revenue. We exclude general and administrative expenses, which includes primarily non-restaurant-level costs associated with support of company and franchise restaurants and other activities at our corporate office. We exclude depreciation and amortization expense, substantially all of which is related to company restaurant-level assets, because such expenses represent historical sunk costs which do not reflect current cash outlays for the restaurants. We exclude special items, included within operating (gains), losses and other charges, net, to provide investors with a clearer perspective of the Company’s ongoing operating performance and a more relevant comparison to prior period results.

Total Operating Margin is the total of Company Restaurant Operating Margin and Franchise Operating Margin. We define Company Restaurant Operating Margin as company restaurant sales less costs of company restaurant sales (which include product costs, company restaurant level payroll and benefits, occupancy costs, and other operating costs including utilities, repairs and maintenance, marketing and other expenses) and present it as a percent of company restaurant sales. We define Franchise Operating Margin as franchise and license revenue (which includes franchise royalties and other non-food and beverage revenue streams such as initial franchise fees and occupancy revenue) less costs of franchise and license revenue and present it as a percent of franchise and license revenue.

These non-GAAP financial measures provide a meaningful comparison between periods and enable investors to focus on the performance of restaurant-level operations by excluding revenues and costs unrelated to food and beverage sales in addition to corporate general and administrative expense, depreciation and amortization, and other gains and charges. However, each of these non-GAAP financial measures should be considered as a supplement to, not a substitute for, operating income, net income or other financial performance measures prepared in accordance with U.S. generally accepted accounting principles. Total Operating Margin, Company Restaurant Operating Margin and Franchise Operating Margin do not accrue directly to the benefit of shareholders because of the aforementioned excluded costs, and are not indicative of the overall results for the Company.”

	Quarter Ended
	3/29/2017	3/30/2016
Operating income	$16,301	$18,233
General and administrative expenses	17,509	16,927
Depreciation and amortization	5,736	5,493
Operating (gains), losses and other charges, net	783	(125)
Total Operating Margin	$40,329	$40,528

Total Operating Margin consists of:
Company Restaurant Operating Margin	$15,944	$16,275
Franchise Operating Margin	24,385	24,253
Total Operating Margin	$40,329	$40,528

Form 8-K furnished May 17, 2017

6.
We note on page 19 of Exhibit 99.1 that you present a bar chart of total system sales. As this amount includes revenue related to franchisees and licensees that is not recognized as revenue in your financial statements, please provide a prominent footnote to the chart that discloses your revenue consists solely of company-operated restaurant revenues and the royalties and fees from franchisees and licensees. Please indicate that total system sales is a Non-GAAP measure and does not represent your consolidated revenues determined under GAAP. Please revise wherever such disclosure is made of total system sales.

Response:

We will revise future materials to be furnished on Form 8-K to include the following prominent footnote in regards to total system sales:

“Total system sales is a non-GAAP measure representing the sum of sales generated at all Denny’s locations worldwide, including franchise and licensed restaurants which are non-consolidated entities. Total operating revenue is limited to company restaurant sales and royalties, fees and occupancy revenue from franchised and licensed restaurants. Accordingly, total system sales should be considered as a supplement to, not a substitute for, our results as reported under GAAP."

7.
On page 32 of Exhibit 99.1, please expand to also provide a separate reconciliation of GAAP Net Income Per Share to that of the Non-GAAP measure of Adjusted Net Income Per Share. Your current disclosure omits this per share reconciliation. Refer to the requirements of Regulation G.

Response:

We will revise future filings to include a reconciliation of GAAP Net Income Per Share to Adjusted Net Income Per Share. By way of example, using the 2014, 2015, 2016 and Q1 2017 columns included on page 32 of Exhibit 99.1 to the Form 8-K furnished on May 17, 2017 as a model, the rows in bold below will be added:

($ Millions, Shares in Thousands)	2014	2015	2016	Q1 2017
Net Income (loss)	$32.7	$36.0	$19.4	$8.4
Pension Settlement Loss	—	—	24.3	—
Losses (Gains) on Sales of Assets and Other, Net	(0.1)	(0.1)	—	0.7
Impairment Charges	0.4	0.9	1.1	—
Early Extinguishment of Debt	—	0.3	—	—
Tax Effect of Adjustments	(0.1)	(0.4)	(2.5)	(0.2)
Adjusted Provision for Income Taxes	—	—	—	—
Adjusted Net Income	$32.9	$36.7	$42.3	$8.8
Diluted Net Income Per Share	$0.37	$0.42	$0.25	$0.11
Adjustments Per Share	—	0.01	0.30	0.01
Adjusted Net Income Per Share	$0.37	$0.43	$0.55	$0.12
Diluted Weighted Average Shares Outstanding	88,355	84,729	77,206	73,241

We believe the details discussed in this response to your letter sufficiently address the comments raised.  However, please do not hesitate to contact the undersigned at 864-597-7642 if you have any further questions.

Respectfully,

/s/ F. Mark Wolfinger
F. Mark Wolfinger
Executive Vice President
Chief Administrative Officer and
Chief Financial Officer

cc: Ms. Beverly A. Singleton
Ms. Claire L. Erlanger
Mr. Justin W. Chairman